FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                               For April 11, 2003

                       Commission File Number: 333-13096

                           AES DRAX HOLDINGS LIMITED

                                  18 Parkshot
                                    Richmond
                                 Surrey TW9 2RG
                                    England
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                           AES DRAX HOLDINGS LIMITED


INDEX

Item
----

1.      Information Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       AES DRAX HOLDINGS LIMITED


Date:  April 11, 2003                  By:  /s/ John Turner
                                            ----------------------------
                                            Name: John Turner
                                            Title:  Director

                                                                        ITEM 1.


Information Release

     Restructuring Plan

     As previously disclosed on Form 6-K furnished to the SEC on March 17, 2003, pursuant to the Standstill Agreement (which is due to expire on May 31, 2003) AES Drax Holdings Limited on March 14, 2003 presented a Restructuring Plan proposal to the steering committee representing the syndicate of banks which financed the Eurobonds issued by AES Drax Holdings and the members of the ad hoc committee formed by holders of AES Drax Holdings' Senior Bonds (together the "Committees").

     For the benefit of Senior Bondholders and other parties who are interested in the above proposal, but who are not subject to any confidentiality undertaking, we hereby attach to this Form 6-K the three Sections of the Restructuring Plan (Executive Summary (Section 1), Restructuring Proposal (Section 2), and Summary Cash Flows (Section 3)) as proposed by AES Drax Holdings on March 14, 2003 as well as the Important Notice attached thereto.

     Readers should understand that these Sections are only part of the total Restructuring Plan (which includes various supporting data), and are therefore qualified in their entirety by the Restructuring Plan as a whole. The information provided is not intended to form the basis of any investment, lending credit, taxation, legal or other evaluation, and does not constitute an invitation or recommendation to lend or invest, or to continue to lend or invest in AES Drax Holdings or any of its affiliates.

     The Restructuring Plan was delivered by AES Drax Holdings to the Committees for the purposes of evaluating the proposed financial restructuring of AES Drax, and is therefore subject to ongoing discussions with the Committees. AES Drax Holdings is under no obligation to publicly update or revise the Restructuring Plan, or any parts thereof, whether as a result of the outcome of these discussions, new information or any other reason.

     Fair Value Disclosure of Derivative Transactions as at March 31, 2003

     As required by its senior financing documentation, AES Drax Holdings and its subsidiary AES Drax Power Limited have entered into certain derivative transactions to hedge against interest rate and currency exposure.

     AES Drax Holdings has entered into a number of foreign exchange swap transactions in order to hedge its currency risk relating to making payments of interest and principal on the U.S. dollar denominated senior bonds issued by it. The fair value or mark-to-market (MTM) position on these currency swaps as at March 31, 2003 was a favorable position of approximately GBP 8 million.

     In addition, AES Drax Power has entered into a number of interest rate swap transactions in order to hedge against the impact of interest rate fluctuations on loans under the Bank Facility. The MTM position on these interest rate swaps as at March 31, 2003 was an adverse position of approximately GBP (88) million.

     The fair value of the currency swaps and interest rate swaps disclosed above are unaudited and have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded. Valuations based upon other models or assumptions may yield different results.

     Please note that the liabilities of AES Drax Holdings and AES Drax Power to the swap counterparties under the interest rate and currency swaps described above rank pari passu with amounts due in respect of the Eurobonds and Senior Bonds of AES Drax Holdings. Consequently, assessments of the financial position of AES Drax Holdings must take into account the MTM swap positions, including in the event that immediate repayment of senior debt was required by the relevant holders. However, there is no intention to imply that any restructuring of the senior debt will involve the total termination of the swaps. In particular, the Restructuring Plan was prepared on the basis of limited amendments to the swaps to reflect the restructured element of the senior debt to which the swaps relate.

     For risks associated with the hedging transactions described above, you should review "Item 3. Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2001.

Forward Looking Statements

     Certain statements included herein are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     In particular, Section 3 of the Restructuring Plan included in this Form 6-K includes forward-looking statements, which are based on assumptions, estimates, projections, budgets and forecasts, including those relating to the Drax Power Station's revenue generating capacity and the costs associated with it, such as future market prices for energy, installed capacity and the level of dispatch (volume), as well as the future market prices of coal and the availability of coal. The projections included in Section 3 of the Restructuring Plan were prepared on the basis of assumptions that we believed were reasonable. In addition, certain assumptions were made relating to general business and economic conditions and local tax policies, the outcome of which cannot be predicted with any level of certainty. These assumptions and the other assumptions upon which we prepared our projections are subject to significant uncertainties, and actual results may differ, perhaps materially, from those projected.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review "Item 3. Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2001, which is hereby incorporated by reference herein.

     You should also consider, among others, the following important factors:

o    general economic and business conditions in the UK;

o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA") that were implemented on March 27, 2001 on the market for electricity in the UK;

o    power prices and resource availability and pricing;

o    general industry trends;

o    changes to the competitive environment;

o changes in business strategy, development plans or vendor relationships, in the market for power in the UK and that our principal hedging arrangement relating to power sales has been terminated and we are now operating as a fully merchant plant;

o    availability, terms and development of capital;

o    interest rate volatility;

o changes in currency exchange rates, inflation rates and conditions in financial markets; and

o    availability of qualified personnel.

     We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility to do so.

Strictly private and confidential




                        AES Drax Restructuring Proposal


                                 14 March 2003

Executive Summary                                                     Section 1




Section 1

Executive Summary

Executive Summary                                                     Section 1



Overview

AES's proposal considers all constituents' interests and objectives in developing the optimum structure for Drax

The fundamental objective of this restructuring proposal is to re-establish AES Drax as a viable entity in both the short-term and the long-term, having:

o    Appropriate structure to match debt capacity

o    Adequate liquidity

o    Downside protection

o    Long-term upside prospects

o    High quality operations, maintenance and trading

o    Long term environmental compliance programme

Executive Summary                                                     Section 1



Key Features of Proposal

1. TXU claim proceeds ((pound)300MM gross) to pre-pay senior creditors pro-rata forming a new non-interest bearing tranche

2. Transforming 25% of current senior debt ((pound)310MM) into a new subordinated tranche to de-leverage Drax in line with long-term debt capacity

3. (pound)60MM LC facility provided by the senior creditors to support/collateralise electricity trading ranking "super senior"

4. Senior tranche interest expense reduced to c.(pound)50MM p.a. to withstand current low electricity prices for extended period

5. Injection of new equity by AES in the form of group tax losses (subject to Board approval)

Executive Summary                                                     Section 1

The following table summarises the revised capital structure and the new tranches:

Tranche                              Size ((pound)MM)                        Overview
-------                              ----------------                        --------
LC                                   60                                      o   Super senior (to collateralise
                                                                                 trading)
---------------------------------------------------------------------------------------------------------------------
"Zeus" (Senior) ("Z" Tranche)        642     (52%)                           o   Remaining senior debt (after
                                                                                 retranching to N and S)

                                                                             o   Re-profiling of coupon (see page 9)
---------------------------------------------------------------------------------------------------------------------
"Nemesis" (TXU Recovery              288     (23%)                           o   Prepayment from TXU recovery
Tranche) ("N" Tranche)
---------------------------------------------------------------------------------------------------------------------
"Sysyphus" (Coverted debt            413                                     o   Subordinated
Tranche) ("S" Tranche)

                                     310     (25% of converted Senior        o   Debt and/or preference shares
                                             Debt; 75% of Tranche S              to be discussed
                                             for Senior Creditors)

                                     103     (25% for AES)                   o   Incentive for AES' continued
                                                                                 involvement

Executive Summary                                                     Section 1



Existing Liquidity and Estimated TXU Recovery

The following table summarises the existing liquidity in the project and its proposed uses:

Source of Liquidity                                     Amount of Liquidity       Use of Liquidity
-------------------                                     -------------------       ----------------
                                                        ((pound)MM)
                                                        -----------
DSRA:  Cash                                             45.2                      o    Preserving liquidity to mitigate impact of
                                                                                       prolonged low market prices and volatility

DSRA:  LCs (AES Corp. LCs callable)                     55

Proceeds Account                                        58.3                      o    For general operations with (pound)29MM due
                                                                                       to be transferred into the Collateral
                                                                                       Financing Account in accordance with the
                                                                                       Standstill Agreement

Collateral Financing Account                            19.4                      o    Currently provides collateral cover for
                                                                                       electricity trading. It is proposed that as
                                                                                       part of the restructuring, cash available
                                                                                       would be used to prepay Tranche Z upfront

Cash Cover Account (i.e. cash cover placed with         24.6                      o    Currently supports LCs currently issued to
NatWest to cash collateralise existing LCs)                                            trading counterparties. As part of
                                                                                       restructuring, it proposed that such funds
                                                                                       will be applied to prepaying Tranche Z
                                                        -----
                                                        202.5
                                                        -----

TXU Recovery                                            300                       o    To apply to pre-pay Tranche N
                                                        -----
                                                        502.5

Executive Summary                                                     Section 1



AES's Ongoing Contributions Are Material to Maximising Creditor Value

AES continues to make significant contributions to maximising Drax's value:

o    TXU Recovery

     - Astute management of complex pre-TXU administration negotiations and on-going negotiations with joint administrators, "above the line" creditors and other generators with PPAs

     - Continues to successfully develop and exploit legal protections in TXU hedge contract and guarantee

     - Serving on creditors' committees of TXU Europe Energy Trading Limited and TXU Europe Group plc

     - Successfully managing claim with creditors best interests in mind and correctly rejected TXU pre-bankruptcy offer

o    Drax Operations

     -    Adeptly assumed large merchant marketing obligations

     -    Expertise in operating a large and complex coal plant

o    Financial Restructuring

     - Proposed contribution of tax losses from the wider AES group to shelter TXU recovery from tax

     -    Analysis of operating components

     -    Presentation of Business Plan and Restructuring Proposal

Restructuring Proposal                                                Section 2





Section 2

Restructuring Proposal

Restructuring Proposal                                                Section 2



Structuring considerations: Deleveraging, Resilience and Rewards

The restructuring proposal achieves the multiple objectives of deleveraging the capital structure, ensuring that Drax is resilient enough to withstand continued low prices whilst presenting opportunities for creditors to capture potential upside:

o Reduces debt (Tranche N) with proceeds of TXU claim which presents a tremendous opportunity for senior creditors to de-leverage:

     - apportions proceeds between Banks and Bonds so as to provide incentive for both groups of creditors

     -    minimizes taxes on TXU claim proceeds

o    Ability to withstand current low market prices for an extended period:

     - low current electricity prices with potential price improvement, but uncertain timing

     -    retain liquidity to cover potential cash shortfalls

     - no cash resources for current level of debt or scheduled principal repayments

o    Creation of a sustainable enterprise with upside allocated to creditors

     - size debt tranches in line with long term debt service capacity, including downside protection (Tranche Z)

     -    opportunity for creditors to capture potential upside (Tranche S)

o    Align interests of operator with the senior creditors

Restructuring Proposal                                                Section 2



Proposed terms

The following outlines the proposed restructuring terms and corresponding rationale (original terms assumed to apply otherwise):

                         Proposed terms                                                            Rationale
--------------------------------------------------------------            ---------------------------------------------------------
1    Retranching of senior debt

     o    Senior debt is re-tranched, effective as of 1                         o    Resets Drax's debt servicing capacity in line
          January 2003, into Tranches Z, N and S                                     with reasonable forecasted power price
                                                                                     improvement
     -    Tranche Z: 52% of existing senior debt
                                                                                o    Withstands sensitivity to AES Low Case power
     -    Tranche N: 23% of existing senior debt                                     price

     -    Tranche S: 25% of existing senior debt (excluding                     o    Immediate interest burden relief
                     the portion attributable to AES Corp.)


     o    Tranche Z

     -    senior debt reduces to (pound)642MM

     -    (pound)40MM prepayment upfront as a result of                         o    appropriately sized debt capacity to market
          release of cash collateralisation otherwise                                position
          required to support trading, thus
          reducing (pound)642MM to (pound)602MM

     - from year 2008 onwards, amortisation profile similar to current structure (subject to certain re-profiling to match capex expenditure)

Restructuring Proposal                                                Section 2

                         Proposed terms                                                            Rationale
--------------------------------------------------------------            ---------------------------------------------------------
     o    Reduced interest rates on Tranche Z

     -    Banks interest rate reduced to:                                       o    Avoids new money calls

          -  2003 - 2005                    Libor+150bps                        o    Alleviates immediate debt service burden

          -  2006 - 2009                    Libor+175bps                        o    Mitigates impact of current low market prices

          -  2010 - 2015                    Libor+200bps                        o    Comparative advantage for maintaining current
                                                                                     amortisation profile explains the difference in
     o    Bonds coupon reduced by:                                                   reduction in interest rates between banks and
                                                                                     bonds
          -   2003 - 2005                   150 bps reduction

          -   2006 - 2009                    75 bps reduction

          -   2010 - 2025                     0 bps reduction

Restructuring Proposal                                                Section 2

                         Proposed terms                                                            Rationale
--------------------------------------------------------------            ---------------------------------------------------------
     o    Tranche N

     -    Assumed to be gross (pound)300MM:                                     o    Substantial de-leveraging of senior debt
                                                                                     (23%)
          -    (pound)70MM assumed to be booked in 2002,
               (pound)190MM in 2003 and (pound)40MM in 2004                     o    Mitigates requirement for debt write-off
               (such assumption takes into account
               realistic corresponding tax losses in                            o    Pre-pays scheduled principal payments
               relevant years to minimise tax on TXU claim                           through 2007
               proceeds)
                                                                                o    Equitable sharing
          -    contributing (pound)80MM AES group tax
               losses to reduce tax on (pound)300MM,                            o    Immediate interest burden relief for Drax
               maximising bank/bond pre-payment

          -    0% coupon payable from H1 2003

          -    split pro-rata to bank/bond debt outstanding

          - Banks: applied against existing bank debt in order of maturity

          - Bonds: applied against existing bond debt pro-rata across maturities

          -    repaid solely through TXU recovery proceeds

Restructuring Proposal                                                Section 2

                         Proposed terms                                                            Rationale
--------------------------------------------------------------            ---------------------------------------------------------
     o    Tranche S

     -    (pound)310MM (excluding the portion                                   o    capture potential upside for all constituents
          of (pound)103MM attributable to AES)

     -    subordinated debt securities or preference shares                     o    potential liquidity and realisation through
          to be determined                                                           listing

     - multi-step-up coupon (year on year), to be discussed

     -    split pro-rata to bank/bond debt outstanding

     - Banks: applied against existing bank debt in order of maturity

     - Bonds: applied against existing bond debt pro-rata across maturities

     - AES share ((pound)103MM): 25% of Tranche S to reflect AES contribution and provide for incentivisation

     - Swap providers to share in Tranche S (amount to be determined)

     - To provide liquidity, possibility of listing to be discussed


2    Liquidity

     (pound)100MM existing reserve in DSRA for liquidity                        o    Preserving liquidity mitigates impact of
                                                                                     potential prolonged low market prices

                                                                                o    Ability to cover cash shortfall in case of
                                                                                     short term extreme volatility

Restructuring Proposal                                                Section 2

                         Proposed terms                                                            Rationale
--------------------------------------------------------------            ---------------------------------------------------------
3    Common equity considerations

     o    AES to maintain minimum 75% common equity                             o    Primarily required for tax loss contribution
                                                                                     ((pound)80MM) from the wider AES group, however
                                                                                     effective economic interest will be
                                                                                     significantly less given Tranche S

4    Debt amortisation profiling

     o    Re-profiling of bank debt to take into account                        o    Limited re-scheduling (front-ending of bank
          Capex between 2011 to 2015                                                 loan repayments) to accommodate environmental
                                                                                     compliance Capex
     o    No debt cash sweep
                                                                                o    Preserve the project's debt maturity profile

                                                                                o    Upside through Tranche S payments

5    Foreign exchange/interest rate swaps

     o    Financial model assumes "over-hedged" derivative                      o    Close out "over-hedged" position
          positions closed out
                                                                                o    Monetise "in the money" positions to limit
     -    swap banks share (% to be discussed) in Tranche S                          exposure

                                                                                o    Apportion certain contribution and rewards
                                                                                     derived from the restructuring to Tranche S to
                                                                                     swap banks

Restructuring Proposal                                                Section 2

                         Proposed terms                                                            Rationale
--------------------------------------------------------------            ---------------------------------------------------------
6    Trading Proposal Terms

     o    Request to provide (pound)60MM under new                              o    (pound)60MM LCs required under trading
          "super-senior" LC facility                                                 strategy

                                                                                o    Super senior facility more efficient than
                                                                                     the use of cash collateral and extremely
                                                                                     unlikely to be called by trading
                                                                                     counterparties and thus not true economic
                                                                                     claim on the assets

                                                                                o    (pound)40MM from Collateral Financing
                                                                                     Account and Cash Cover Account used upfront
                                                                                     for prepayment of Tranche Z

7    AES Operator

     (pound)5MM fixed annual fee, indexed to RPI                                o    Below market fee

                                                                                o    Retains high quality operator

                                                                                o    Preserves operational experience and
                                                                                     knowledge

                                                                                o    Structured under O&M Agreement (termination
                                                                                     arrangements to be discussed)

Restructuring Proposal                                                Section 2

                         Proposed terms                                                            Rationale
--------------------------------------------------------------            ---------------------------------------------------------

8    AES incentivisation

     o    Share in TXU claim recovery                                           o    Further aligns AES as equity holder with
                                                                                     creditors
          -    30% of gross proceeds exceeding (pound)300MM
               and 50% gross proceeds exceeding (pound)325MM                    o    Sharing recognises AES significant value
                                                                                     added service and strategic execution of
     o    25% share in Tranche S                                                     recovery

                                                                                o    Maximized recovery to creditors beyond
                                                                                     expectations (substantial skill and effort
                                                                                     is required to attain recovery above
                                                                                     (pound)300MM)

9    AES New Equity

     o    (pound)80MM corporate tax loss contributed from                       o    Shelters TXU claim recovery
          the wider AES group
                                                                                o    Provides (pound)12MM real new cash from the
          -    50% tax shelter savings                                               wider AES group to prepayment of senior debt

Restructuring Proposal                                                Section 2


Revised Capital Structure

((pound)mm)

Before restructuring   After restructuring        De-leveraging by    Downside protection              Upside through Tranche S
--------------------   -------------------        ----------------    -------------------              ------------------------
Bank loans:     843    Tranche Z:                                     Current low prices sustainable
                       ---------                                      for 3 to 4 years ((pound)100m
                       Bank loan:       436                           DSRA fully drawn down)
Senior bonds:   397    Senior bonds:    206
                ---                     ---
               1240                     642                           AES Drax House Low Case
                                                                      sustainable (NPV at 8% of cash
                                                                      available for debt service
                                                                      ranging from (pound)686MM
                                                                      (until 2015) to (pound)1,111MM
                                                                      (until 2025)) - reference for
                                                                      Tranche Z sizing

                       Tranche N:
                       ---------
                       Banks:           196
                       Senior bonds:     92
                                        ---
                                        288       23%


                       Tranche S*:                                                                     Under AES Drax House Base
                       ---------                                                                       Case NPV (at 12%, until 2025)
                       Banks:           211                                                            of 75% of cash available for
                       Senior bonds:     99                                                            Tranche S equal to
                                        ---                                                            (pound)368MM - full recovery
                                        310       25%                                                  of existing senior debt.
                                                  ---

                       (AES:            103       45%
                       (AES as a notional amount)

                       [* Share for swap banks
                       to be discussed.]

Summary Cash Flows                                                    Section 3





Section 3

Summary Cash Flows

Summary Cash Flows                                                    Section 3



Key assumptions

1. Summary cash flows are provided for the following three price and volume projections:

AES Drax House Base Case

Scenario: AESD House
      Base Case          2003  2004  2005  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  2019  2020
Power price - real
   ((pound)/MWh)         18.7  19.1  19.0  19.7  20.4  21.1  22.8  22.8  22.9  22.9  22.8  22.8  22.9  22.9  22.8  22.8  22.9  22.9
Power price -
   nominal ((pound)/MWh) 18.9  19.9  20.3  21.5  22.9  24.2  26.9  27.6  28.3  29.1  29.7  30.5  31.3  32.1  32.8  33.6  34.5  35.4
Generation
   (million MWh)         22.8  23.9  24.9  24.9  24.0  24.1  24.9  24.9  24.0  24.1  24.9  24.9  24.0  24.1  24.9  24.9  24.0  24.1

Scenario: AESD House
      Base Case          2021  2022  2023  2024  2025
Power price - real
   ((pound)/MWh)         22.8  22.8  22.9  22.9  22.8
Power price -
   nominal ((pound)/MWh) 36.2  37.1  38.1  39.1  40.0
Generation
   (million MWh)         24.9  24.9  24.0  24.1  24.9


AES Drax House Low Case

Scenario: AESD House
     Low Case            2003  2004  2005  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  2019  2020
Power price - real
   ((pound)/MWh)         17.5  17.4  17.8  18.4  18.9  19.4  19.9  20.4  22.3  22.3  22.3  22.3  22.3  22.3  22.3  22.3  22.3  22.3
Power price -
   nominal ((pound)/MWh) 17.7  18.1  19.0  20.1  21.2  22.3  23.5  24.6  27.7  28.3  29.1  29.8  30.5  31.3  32.1  32.9  33.7  34.5
Generation
   (million MWh)         22.8  23.9  24.9  24.9  24.0  24.1  24.9  24.9  24.0  24.1  24.9  24.9  24.0  24.1  24.9  24.9  24.0  24.1

Scenario: AESD House
     Low Case            2021  2022  2023  2024  2025
Power price - real
   ((pound)/MWh)         22.3  22.3  22.3  22.3  22.3
Power price -
   nominal ((pound)/MWh) 35.4  36.3  37.2  38.1  39.1
Generation
   (million MWh)         24.9  24.9  24.0  24.1  24.9


ILEX Revised Base Case

Scenario: ILEX
Revised Base Case        2003  2004  2005  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  2019  2020
Power price - real
   ((pound)/MWh)         17.8  17.4  18.7  20.8  23.0  25.2  24.6  25.2  25.6  26.0  25.8  25.4  28.4  29.6  30.1  30.1  30.1  30.1
Power price -
   nominal ((pound)/MWh) 18.0  18.1  20.0  22.8  25.8  28.9  29.0  30.5  31.7  33.0  33.6  33.8  38.8  41.5  43.2  44.3  45.4  46.5
Generation
   (million MWh)         23.7  25.2  25.5  23.1  20.5  19.7  19.5  18.0  17.2  16.8  16.9  17.8  13.4  12.3  11.7  11.7  11.7  11.8

Scenario: ILEX
Revised Base Case        2021  2022  2023  2024  2025
Power price - real
   ((pound)/MWh)         30.1  30.1  30.1  30.1  30.1
Power price -
   nominal ((pound)/MWh) 47.7  48.9  50.1  51.4  52.6
Generation
   (million MWh)         11.7  11.7  11.7  11.8  11.7


2.   Tax:

     -    Eurobond structure remains in place

     - Coupon has been re-calculated assuming a pre-payment equal to the sum of Tranches N and S

3. Operating and maintenance cost and capital expenditure assumptions broadly in line with draft Business Plan of 28 February 2003

Summary Cash Flows                                                    Section 3



Operating cash flow - AES Drax House Base Case

((pound)mm unless otherwise stated)  2003   2004   2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015
Power price - real ((pound)/MWh)     18.7   19.1   19.0   19.7   20.4   21.1   22.8   22.8   22.9   22.9   22.8   22.8   22.9
Power price - nominal ((pound)/MWh)  18.9   19.9   20.3   21.5   22.9   24.2   26.9   27.6   28.3   29.1   29.7   30.5   31.3

Generation (million MWh)             22.8   23.9   24.9   24.9   24.0   24.1   24.9   24.9   24.0   24.1   24.9   24.9   24.0

Power sales revenue                   431    475    505    535    549    583    671    687    680    699    740    759    750
Ancilliary services                    19     20     21     21     22     22     23     23     24     25     25     26     26
ROC sales                               9     17     16     14     13     14     14     15      4      0      0      0      0
                                    ----- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Total revenue                         459    512    542    571    583    619    708    726    708    724    766    785    777

Coal                                  263    280    298    305    299    304    320    325    323    332    351    360    355
Oil                                     5      5      5      6      5      6      6      6      6      6      7      7      7
Biomass                                 6     13     14     14     14     14     15     15      5      0      0      0      0
                                    ----- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Fuel costs                            274    298    317    324    318    324    341    346    333    338    358    366    362

O&M costs                             156    144    142    148    155    158    155    159    169    174    172    177    187

Total operating costs                 430    441    459    472    473    482    496    505    502    513    530    543    548

EBITDA                                 29     70     82     98    111    137    212    221    206    211    235    241    228
TXU-E Recovery                        260     40      0      0      0      0      0      0      0      0      0      0      0
Senior Bank Debt Prepayment          (169)   (27)     0      0      0      0      0      0      0      0      0      0      0
Senior Bond Debt Prepayment           (79)   (13)     0      0      0      0      0      0      0      0      0      0      0
Interest on cash balances               0      0      0      0      0      0      0      0      0      0      0      0      0
Change in Working Capital              29     (5)    (1)    (2)    (3)    (3)    (7)    (1)    (1)    (1)    (2)    (2)    (2)
Capex                                  (7)   (10)   (13)   (12)   (26)   (16)    (6)    (6)   (41)   (36)   (33)   (36)   (31)
Tax                                    (2)    (2)     0      0      0      0     (7)   (14)   (12)    (8)    (9)   (12)   (20)
                                    ----- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Cash Available for Debt Service        61     54     68     84     82    119    193    199    153    166    191    193    175

((pound)mm unless otherwise stated)   2016   2017   2018   2019   2020   2021   2022   2023   2024    2025
Power price - real ((pound)/MWh)      22.9   22.8   22.8   22.9   22.9   22.8   22.8   22.9   22.9    22.8
Power price - nominal ((pound)/MWh)   32.1   32.8   33.6   34.5   35.4   36.2   37.1   38.1   39.1    40.0

Generation (million MWh)              24.1   24.9   24.9   24.0   24.1   24.9   24.9   24.0   24.1    24.9

Power sales revenue                    772    817    838    828    852    902    925    914    940     996
Ancilliary services                     27     28     29     29     30     31     32     32     33      34
ROC sales                                0      0      0      0      0      0      0      0      0       0
                                    ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
Total revenue                          799    845    866    857    882    933    956    946    973   1,030

Coal                                   365    387    397    392    403    428    438    432    445     472
Oil                                      7      7      7      7      8      8      8      8      8       9
Biomass                                  0      0      0      0      0      0      0      0      0       0
                                    ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
Fuel costs                             372    395    404    399    410    436    446    441    453     481

O&M costs                              192    188    193    206    212    211    215    227    227     229

Total operating costs                  564    582    598    605    622    646    662    668    680     709

EBITDA                                 235    263    269    253    260    287    294    279    293     320
TXU-E Recovery                           0      0      0      0      0      0      0      0      0       0
Senior Bank Debt Prepayment              0      0      0      0      0      0      0      0      0       0
Senior Bond Debt Prepayment              0      0      0      0      0      0      0      0      0       0
Interest on cash balances                0      0      0      0      0      0      0      0      0       0
Change in Working Capital               (2)    (2)    (2)    (2)    (2)    (2)    (2)    (2)    (2)     (2)
Capex                                  (25)   (16)   (23)   (13)   (17)    (7)    (7)    (4)   (18)    (16)
Tax                                    (42)   (60)   (67)   (67)   (67)   (73)   (80)   (80)   (81)    (87)
                                    ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
Cash Available for Debt Service        166    185    177    171    174    205    206    193    192     216


o Operating cash flows projected utilising the Business Plan technical and operating assumptions

o Captured average power prices forecast to be (pound)18.9/MWh (real) over 2003 to 2005; thereafter rising gradually to new entry levels by 2009

o Cash available for debt service projected to average c.(pound)60m p.a. over 2003 to 2005, c.(pound)80m -(pound)120M p.a. over 2006 to 2008, and over (pound)150m p.a. thereafter

o Substantial capex programme planned for 2011 to 2015 for the installation of NOx abatement technology

o Tax burden reaches material proportions post-2015, after the Eurobond reaches maturity

Summary Cash Flows                                                    Section 3



Financing cash flow - AES Drax House Base Case

((pound)mm unless otherwise stated) 2003   2004   2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015   2016
Cash available for Debt Service       61     54     68     84     82    119    193    199    153    166    191    193    175    166

Senior Debt Interest                  52     48     48     50     50     49     47     44     39     36     32     27     21     18
Senior Debt Principal Repayment       40      0      0      0      0     20     60     60     40     45     58     71     49     16
                                  ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Total Senior Debt Service             92     48     48     50     50     69    107    104     79     81     90     98     69     33

ADSCR                               0.67   1.12   1.42   1.67   1.64   1.71   1.81   1.91   1.94   2.05   2.11   1.98   2.53   4.96

Cash Flow after Senior Debt
   Service                           (31)     6     20     34     32     49     86     95     74     85    101     95    106    132
Cash From / (To) DSRA                 31      1     (7)     1      5      0      0      0      0      0      0      0      0      0
                                  ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Flow after DSRA Flow             (0)     6     13     35     37     49     86     95     74     85    101     95    106    132

Cash Flow Shortfall                   (0)     0      0      0      0      0      0      0      0      0      0      0      0      0
Cumulative Cash Flow Shortfall        (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)

Senior Debt BOP                    1,240    642    602    602    602    602    582    522    462    422    377    319    248    199

Senior Bank Debt EOP                 423    396    396    396    396    376    316    256    216    171    113     42      0      0
Senior Bond Debt EOP                 219    206    206    206    206    206    206    206    206    206    206    206    199    184
                                  ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Debt EOP                      642    602    602    602    602    582    522    462    422    377    319    248    199    184

DSRA BOP                             140    110    109    116    114    109    109    109    109    109    109    109    109    109
Cash To / (From) DSRA                (31)    (1)     7     (1)    (5)     0      0      0      0      0      0      0      0      0
                                  ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
DSRA EOP                             110    109    116    114    109    109    109    109    109    109    109    109    109    109

Senior Bank Debt Outstanding BOP     843    423    396    396    396    396    376    316    256    216    171    113     42      0
Repayment from TXU-E Recovery       (169)   (27)     0      0      0      0      0      0      0      0      0      0      0      0
Converted to Tranche C              (211)     0      0      0      0      0      0      0      0      0      0      0      0      0
Principal Repaid                     (40)     0      0      0      0    (20)   (60)   (60)   (40)   (45)   (58)   (71)   (42)     0
                                  ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bank Debt Outstanding EOP     423    396    396    396    396    376    316    256    216    171    113     42      0      0

Senior Bond Debt Outstanding BOP     397    219    206    206    206    206    206    206    206    206    206    206    206    199
Repayment from TXU-E Recovery        (79)   (13)     0      0      0      0      0      0      0      0      0      0      0      0
Converted to Tranche C               (99)     0      0      0      0      0      0      0      0      0      0      0      0      0
Principal Repaid                       0      0      0      0      0      0      0      0      0      0      0      0     (6)   (16)
                                  ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bond Debt Outstanding EOP     219    206    206    206    206    206    206    206    206    206    206    206    199    184

Senior Bank Debt Interest            (36)   (32)   (32)   (33)   (33)   (32)   (30)   (25)   (20)   (17)   (13)    (8)    (2)     0
Senior Bond Debt Interest            (16)   (16)   (16)   (17)   (17)   (17)   (17)   (19)   (19)   (19)   (19)   (19)   (19    (18)
                                  ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Interest                      (52)   (48)   (48)   (50)   (50)   (49)   (47)   (44)   (39)   (36)   (32)   (27)   (21)   (18)

((pound)mm unless otherwise stated)  2017   2018   2019   2020   2021   2022   2023   2024   2025
Cash available for Debt Service       185    177    171    174    205    206    193    192    216

Senior Debt Interest                   16     15     13     11      9      7      5      4      2
Senior Debt Principal Repayment        18     20     23     22     19     18     19     21     23
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----
Total Senior Debt Service              34     34     35     32     28     25     25     25     25

ADSCR                                5.45   5.15   4.83   5.34   7.25   8.10   7.79   7.71   8.60

Cash Flow after Senior Debt
   Service                            151    143    136    141    176    180    168    167    191
Cash From / (To) DSRA                   0      0      0      0      0      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Flow after DSRA Flow             151    143    136    141    176    180    168    167    191

Cash Flow Shortfall                     0      0      0      0      0      0      0      0      0
Cumulative Cash Flow Shortfall         (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)

Senior Debt BOP                       184    166    147    124    102     83     64     45     23

Senior Bank Debt EOP                    0      0      0      0      0      0      0      0      0
Senior Bond Debt EOP                  166    147    124    102     83     64     45     23      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Debt EOP                       166    147    124    102     83     64     45     23      0

DSRA BOP                              109    109    109    109    109    109    109    109    109
Cash To / (From) DSRA                   0      0      0      0      0      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----
DSRA EOP                              109    109    109    109    109    109    109    109    109

Senior Bank Debt Outstanding BOP        0      0      0      0      0      0      0      0      0
Repayment from TXU-E Recovery           0      0      0      0      0      0      0      0      0
Converted to Tranche C                  0      0      0      0      0      0      0      0      0
Principal Repaid                        0      0      0      0      0      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bank Debt Outstanding EOP        0      0      0      0      0      0      0      0      0

Senior Bond Debt Outstanding BOP      184    166    147    124    102     83     64     45     23
Repayment from TXU-E Recovery           0      0      0      0      0      0      0      0      0
Converted to Tranche C                  0      0      0      0      0      0      0      0      0
Principal Repaid                      (18)   (20)   (23)   (22)   (19)   (18)   (19)   (21)   (23)
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bond Debt Outstanding EOP      166    147    124    102     83     64     45     23      0

Senior Bank Debt Interest               0      0      0      0      0      0      0      0      0
Senior Bond Debt Interest             (16)   (15)   (13)   (11)    (9)    (7)    (5)    (4)    (2)
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Interest                       (16)   (15)   (13)   (11)    (9)    (7)    (5)    (4)    (2)

o No projected requirement to draw down DSRA even in the early years (2003 to 2005) to meet scheduled debt service (the DSRA drawdown in 2003 in the figures above relates to the (pound)40m bank principal repayment using liquidity in the Collateral Financing and Cash Cover Accounts)

o Average ADSCR of 1.15x in 2003 and 2004, 1.82x for 2005 to 2015, and 6.16x for 2016 to 2025

Summary Cash Flows                                                    Section 3


Operating cash flow - AES Drax House Low Case

((pound)mm unless otherwise stated)  2003   2004   2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015
Power price - real ((pound)/MWh)     17.5   17.4   17.8   18.4   18.9   19.4   19.9   20.4   22.3   22.3   22.3   22.3   22.3
Power price - nominal ((pound)/MWh)  17.7   18.1   19.0   20.1   21.2   22.3   23.5   24.6   27.7   28.3   29.1   29.8   30.5

Generation (million MWh)             22.8   23.9   24.9   24.9   24.0   24.1   24.9   24.9   24.0   24.1   24.9   24.9   24.0

Power sales revenue                   403    432    473    500    509    536    585    614    663    682    724    742    732
Ancillary services                     19     20     21     21     22     22     23     23     24     25     25     26     26
ROC sales                               9     17     16     14     13     14     14     15      4      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Total revenue                         431    468    509    535    544    572    623    652    692    707    749    768    758

Coal                                  263    280    298    305    299    304    320    325    323    332    351    360    355
Oil                                     5      5      5      6      5      6      6      6      6      6      7      7      7
Biomass                                 6     13     14     14     14     14     15     15      5      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Fuel costs                            274    298    317    324    318    324    341    346    333    338    358    366    362

O&M costs                             156    144    142    148    155    158    155    159    169    174    172    177    187

Total operating costs                 430    441    459    472    473    482    496    505    502    513    530    543    548

EBITDA                                  1     27     50     63     71     90    127    147    190    194    219    225    210
TXU-E Recovery                        260     40      0      0      0      0      0      0      0      0      0      0      0
Senior Bank Debt Prepayment          (169)   (27)     0      0      0      0      0      0      0      0      0      0      0
Senior Bond Debt Prepayment           (79)   (13)     0      0      0      0      0      0      0      0      0      0      0
Interest on cash balances               0      0      0      0      0      0      0      0      0      0      0      0      0
Change in Working Capital              33     (5)    (2)    (2)    (2)    (2)    (3)    (3)    (3)    (1)    (1)    (1)    (1)
Capex                                  (7)   (10)   (13)   (12)   (26)   (16)    (6)    (6)   (41)   (36)   (33)   (36)   (31)
Tax                                     0      0      0      0      0      0      0      0      0      0     (1)    (3)   (12)
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Available for Debt Service        39     12     34     49     43     72    118    138    146    157    183    185    165

((pound)mm unless otherwise stated)   2016   2017   2018   2019   2020   2021   2022   2023   2024   2025
Power price - real ((pound)/MWh)      22.3   22.3   22.3   22.3   22.3   22.3   22.3   22.3   22.3   22.3
Power price - nominal ((pound)/MWh)   31.3   32.1   32.9   33.7   34.5   35.4   36.3   37.2   38.1   39.1

Generation (million MWh)              24.1   24.9   24.9   24.0   24.1   24.9   24.9   24.0   24.1   24.9

Power sales revenue                    753    799    819    808    831    882    904    892    917    974
Ancillary services                      27     28     29     29     30     31     32     32     33     34
ROC sales                                0      0      0      0      0      0      0      0      0      0
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----  -----
Total revenue                          780    827    848    837    861    913    936    924    950  1,008

Coal                                   365    387    397    392    403    428    438    432    445    472
Oil                                      7      7      7      7      8      8      8      8      8      9
Biomass                                  0      0      0      0      0      0      0      0      0      0
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----  -----
Fuel costs                             372    395    404    399    410    436    446    441    453    481

O&M costs                              192    188    193    206    212    211    215    227    227    229

Total operating costs                  564    582    598    605    622    646    662    668    680    709

EBITDA                                 216    245    250    233    239    267    274    256    270    298
TXU-E Recovery                           0      0      0      0      0      0      0      0      0      0
Senior Bank Debt Prepayment              0      0      0      0      0      0      0      0      0      0
Senior Bond Debt Prepayment              0      0      0      0      0      0      0      0      0      0
Interest on cash balances                0      0      0      0      0      0      0      0      0      0
Change in Working Capital               (1)    (2)    (2)    (2)    (2)    (2)    (2)    (2)    (2)    (2)
Capex                                  (25)   (16)   (23)   (13)   (17)    (7)    (7)    (4)   (18)   (16)
Tax                                    (35)   (53)   (60)   (60)   (60)   (67)   (73)   (73)   (74)   (80)
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----  -----
Cash Available for Debt Service        155    174    165    158    160    191    192    177    177    201

o Power prices projected to rise only very gradually from current levels, with the cash flow available for debt service less than (pound)50m p.a. from 2003 to 2007

o With the return to new entry pricing, cash available for debt service projected to rise above (pound)100m p.a. from 2009.

Summary Cash Flows                                                    Section 3


Financing cash flow - AES Drax House Low Case

((pound)mm unless otherwise stated)   2003   2004   2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015
Cash available for Debt Service         39     12     34     49     43     72    118    138    146    157    183    185    165

Senior Debt Interest                    52     48     48     50     50     49     47     44     39     36     32     27     21
Senior Debt Principal
   Repayment                            40      0      0      0      0     20     60     60     40     45     58     71     49
                                    ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Total Senior Debt Service               92     48     48     50     50     69    107    104     79     81     90     98     69

ADSCR                                 0.42   0.25   0.72   0.97   0.86   1.04   1.10   1.33   1.85   1.93   2.02   1.89   2.39

Cash Flow after Senior
   Debt Service                        (53)   (36)   (13)    (2)    (7)     3     11     34     67     76     92     87     96
Cash From/(To) DSRA                     53     36     13      6      7     (3)   (10)   (11)    (2)     0      0      0      0
                                    ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Flow after DSRA Flow               (0)    (0)     0      4     (0)    (0)     1     23     66     76     92     87     96

Cash Flow Shortfall                     (0)    (0)     0      0     (0)    (0)     0      0      0      0      0      0      0
Cumulative Cash Flow
   Shortfall                            (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)

Senior Debt BOP                      1,240    642    602    602    602    602    582    522    462    422    377    319    248

Senior Bank Debt EOP                   423    396    396    396    396    376    316    256    216    171    113     42      0
Senior Bond Debt EOP                   219    206    206    206    206    206    206    206    206    206    206    206    199
                                    ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Debt EOP                        642    602    602    602    602    582    522    462    422    377    319    248    199

DSRA BOP                               140     87     51     38     32     25     28     38     48     50     50     50     50
Cash To/(From) DSRA                    (53)   (36)   (13)    (6)    (7)     3     10     11      2      0      0      0      0
                                    ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
DSRA EOP                                87     51     38     32     25     28     38     48     50     50     50     50     50

Senior Bank Debt
   Outstanding BOP                     843    423    396    396    396    396    376    316    256    216    171    113     42
Repayment from TXU-E
   Recovery                           (169)   (27)     0      0      0      0      0      0      0      0      0      0      0
Converted to Tranche C                (211)     0      0      0      0      0      0      0      0      0      0      0      0
Principal Repaid                       (40)     0      0      0      0    (20)   (60)   (60)   (40)   (45)   (58)   (71)   (42)
                                    ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bank Debt                       423    396    396    396    396    376    316    256    216    171    113     42      0
   Outstanding EOP

Senior Bank Debt
   Outstanding BOP                     397    219    206    206    206    206    206    206    206    206    206    206    206
Repayment from TXU-E
   Recovery                            (79)   (13)     0      0      0      0      0      0      0      0      0      0      0
Converted to Tranche C                 (99)     0      0      0      0      0      0      0      0      0      0      0      0
Principal Repaid                         0      0      0      0      0      0      0      0      0      0      0      0     (6)
                                    ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bond Debt                       219    206    206    206    206    206    206    206    206    206    206    206    199
   Outstanding EOP

Senior Bank Debt Interest              (36)   (32)   (32)   (33)   (33)   (32)   (30)   (25)   (20)   (17)   (13)    (8)    (2)
Senior Bond Debt Interest              (16)   (16)   (16)   (17)   (17)   (17)   (17)   (19)   (19)   (19)   (19)   (19)   (19)
                                    ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Interest                        (52)   (48)   (48)   (50)   (50)   (49)   (47)   (44)   (39)   (36)   (32)   (27)   (21)

((pound)mm unless otherwise stated)  2016   2017   2018   2019   2020   2021   2022   2023   2024   2025
Cash available for Debt Service       155    174    165    158    160    191    192    177    177    201

Senior Debt Interest                   18     16     15     13     11      9      7      5      4      2
Senior Debt Principal
   Repayment                           16     18     20     23     22     19     18     19     21     23
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Total Senior Debt Service              33     34     34     35     32     28     25     25     25     25

ADSCR                                4.63   5.13   4.81   4.45   4.92   6.78   7.55   7.16   7.07   8.01

Cash Flow after Senior
   Debt Service                       121    140    131    122    127    163    167    152    152    176
Cash From/(To) DSRA                     0      0      0      0      0      0      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Flow after DSRA Flow             121    140    131    122    127    163    167    152    152    176

Cash Flow Shortfall                     0      0      0      0      0      0      0      0      0      0
Cumulative Cash Flow
   Shortfall                           (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)

Senior Debt BOP                       199    184    166    147    124    102     83     64     45     23

Senior Bank Debt EOP                    0      0      0      0      0      0      0      0      0      0
Senior Bond Debt EOP                  184    166    147    124    102     83     64     45     23      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Debt EOP                       184    166    147    124    102     83     64     45     23      0

DSRA BOP                               50     50     50     50     50     50     50     50     50     50
Cash To/(From) DSRA                     0      0      0      0      0      0      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
DSRA EOP                               50     50     50     50     50     50     50     50     50     50

Senior Bank Debt
   Outstanding BOP                      0      0      0      0      0      0      0      0      0      0
Repayment from TXU-E
   Recovery                             0      0      0      0      0      0      0      0      0      0
Converted to Tranche C                  0      0      0      0      0      0      0      0      0      0
Principal Repaid                        0      0      0      0      0      0      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bank Debt                        0      0      0      0      0      0      0      0      0      0
   Outstanding EOP

Senior Bank Debt
   Outstanding BOP                    199    184    166    147    124    102     83     64     45     23
Repayment from TXU-E
   Recovery                             0      0      0      0      0      0      0      0      0      0
Converted to Tranche C                  0      0      0      0      0      0      0      0      0      0
Principal Repaid                      (16)   (18)   (20)   (23)   (22)   (19)   (18)   (19)   (21)   (23)
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bond Debt                      184    166    147    124    102     83     64     45     23      0
   Outstanding EOP

Senior Bank Debt Interest               0      0      0      0      0      0      0      0      0      0
Senior Bond Debt Interest             (18)   (16)   (15)   (13)   (11)    (9)    (7)    (5)    (4)    (2)
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Interest                       (18)   (16)   (15)   (13)   (11)    (9)    (7)    (5)    (4)    (2)

o Projected cash flow available for debt service not sufficient to meet debt service from 2003 to 2007

o The (pound)100m in the DSRA is drawn down by a cumulative (pound)75m from 2003 to 2007

Summary Cash Flows                                                    Section 3



Operating cash flow - ILEX Revised Base Case

(pound)mm unless otherwise stated)   2003   2004   2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015
Power price - real ((pound)/MWh)     17.8   17.4   18.7   20.8   23.0   25.2   24.6   25.2   25.6   26.0   25.8   25.4   28.4
Power price - nominal ((pound)/MWh)  18.0   18.1   20.0   22.8   25.8   28.9   29.0   30.5   31.7   33.0   33.6   33.8   38.8

Generation (million MWh)             23.7   25.2   25.5   23.1   20.5   19.7   19.5   18.0   17.2   16.8   16.9   17.8   13.4

Power sales revenue                   427    457    510    526    527    571    566    548    546    555    569    601    519
Ancillary services                     19     20     21     21     21     21     21     21     22     22     23     24     23
ROC sales                               8     17     16     13     11     11     11     11      4      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Total revenue                         455    495    546    560    559    603    599    581    572    577    592    624    541

Coal                                  275    297    308    286    258    252    253    236    234    235    241    259    198
Oil                                     7      7      8      7      7      7      7      6      6      7      7      7      4
Biomass                                 6     14     14     13     12     12     12     11      4      0      0      0      0
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Fuel costs                            288    318    330    306    277    271    272    254    245    241    248    266    203

C&M costs                             157    145    143    146    152    154    150    152    162    167    164    169    175

Total operating costs                 446    463    472    452    429    425    422    406    406    408    412    435    378

EBITDA                                  9     32     74    108    131    178    177    175    166    170    180    189    164
TXU-E Recovery                        260     40      0      0      0      0      0      0      0      0      0      0      0
Senior Bank Debt Prepayment          (169)   (27)     0      0      0      0      0      0      0      0      0      0      0
Senior Bond Debt Repayment            (79)   (13)     0      0      0      0      0      0      0      0      0      0      0
Interest on cash balances               0      0      0      0      0      0      0      0      0      0      0      0      0
Change in Working Capital              35     (4)   (13)    (3)   (10)    (2)     1     (1)    (1)    (1)    (1)    (2)     3
Capex                                  (7)   (10)   (13)   (12)   (26)   (16)    (6)    (6)   (41)   (36)   (33)   (36)   (31)
Tax                                     0      0      0      0      0     (2)    (4)    (4)    (1)     0      0      0     (3)
                                     ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Available for Debt Service        50     18     48     93     95    159    168    164    123    132    145    152    132

(pound)mm unless otherwise stated)    2016   2017   2018   2019   2020   2021   2022   2023   2024   2025
Power price - real ((pound)/MWh)      29.6   30.1   30.1   30.1   30.1   30.1   30.1   30.1   30.1   30.1
Power price - nominal ((pound)/MWh)   41.5   43.2   44.3   45.4   45.5   47.7   48.9   50.1   51.4   52.6
Generation (million MWh)              12.3   11.7   11.7   11.7   11.8   11.7   11.7   11.7   11.8   11.7
Power sales revenue                    510    507    519    532    548    559    573    587    605    617
Ancillary services                      23     23     24     24     25     25     26     27     27     28
ROC sales                                0      0      0      0      0      0      0      0      0      0
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Total revenue                          532    531    543    556    573    584    599    614    633    645

Coal                                   187    183    187    192    198    202    207    212    219    223
Oil                                      4      4      4      4      5      5      5      5      5      5
Biomass                                  0      0      0      0      0      0      0      0      0      0
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Fuel costs                             191    187    192    197    203    207    212    217    224    228

C&M costs                              178    172    177    190    196    193    198    211    210    210

Total operating costs                  370    360    369    387    399    400    410    428    433    438

EBITDA                                 163    171    174    169    174    184    190    186    199    208
TXU-E Recovery                           0      0      0      0      0      0      0      0      0      0
Senior Bank Debt Prepayment              0      0      0      0      0      0      0      0      0      0
Senior Bond Debt Repayment               0      0      0      0      0      0      0      0      0      0
Interest on cash balances                0      0      0      0      0      0      0      0      0      0
Change in Working Capital               (4)    (2)    (2)    (2)    (2)    (2)    (2)    (2)    (2)    (2)
Capex                                  (25)   (16)   (23)   (13)   (17)    (7)    (7)    (4)   (18)   (16)
Tax                                    (19)   (33)   (37)   (39)   (40)   (44)   (48)   (50)   (52)   (56)
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Available for Debt Service        115    120    112    116    115    131    133    130    127    134

o Operating cash flow available for senior debt service projected to average ca.(pound)40m p.a. for 2003 to 2005

o With the forecast recovery in power prices gathering strength from 2006 onwards, the projected operating cash flow available for debt service rises to ca.(pound)100m for 2006 and 2007, and ca.(pound)160m p.a. for 2008 to 2010

o Substantial capex programme planned for 2011 to 2015. Please note that the projected low load factor in the ILEX Revised Base Case would not necessarily require such high level of capital expenditure.

o From 2016 to 2025, the projected cash available for debt service is ca.(pound)120m p.a., lower than in the preceding years; this is due to the lower projected load factors in the ILEX market study

Summary Cash Flows                                                    Section 3


Financing cash flow - ILEX Revised Base Case

((pound)mm unless otherwise stated)    2003   2004   2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015
Cash available for Debt Service          50     18     48     93     95    159    168    164    123    132    145    152    132

Senior Debt Interest                     52     48     48     50     50     49     47     44     39     36     32     27     21
Senior Debt Principal Repayment          40      0      0      0      0     20     60     60     40     45     58     71     49
                                     ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Total Senior Debt Service                92     48     48     50     50     69    107    104     79     81     90     98     69

ADSCR                                  0.54   0.38   1.01   1.86   1.89   2.28   1.57   1.58   1.56   1.63   1.60   1.55   1.91

Cash Flow after Senior Debt Service     (42)   (30)     0     43     45     89     61     60     44     51     55     54     63
Cash From/(To) DSRA                      42     30     (0)     8      0      1     15     10      4     10     (8)     2    (12)
                                     ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Flow after DSRA Flow                 0     (0)     0     51     45     90     77     70     48     61     46     56     51

Cash Flow Shortfall                       0     (0)     0      0      0      0      0      0      0      0      0      0      0
Cumulative Cash Flow Shortfall            0     (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)

Senior Debt BOP                       1,240    642    602    602    602    602    582    522    462    422    377    319    248

Senior Bank Debt EOP                    423    396    396    396    396    376    316    256    216    171    113     42      0
Senior Bond Debt EOP                    219    206    206    206    206    206    206    206    206    206    206    206    199
                                     ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Debt EOP                         642    602    602    602    602    582    522    462    422    377    319    248    199

DSRA BOP                                140     98     68     68     60     60     60     44     34     30     20     29     27
Cash To/(From) DRSA                     (42)   (30)     0     (8)     0     (1)   (15)   (10)    (4)   (10)     8     (2)    12
                                     ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
DSRA EOP                                 98     68     68     60     60     60     44     34     30     20     29     27     39

Senior Bank Debt Outstanding BOP        843    423    396    396    396    396    376    316    256    216    171    113     42
Repayment from TXU-E Recovery          (169)   (27)     0      0      0      0      0      0      0      0      0      0      0
Converted to Tranche C                 (211)     0      0      0      0      0      0      0      0      0      0      0      0
Principal Repaid                        (40)     0      0      0      0    (20)   (60)   (60)   (40)   (45)   (58)   (71)   (42)
                                     ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bank Debt Outstanding EOP        423    396    396    396    396    376    316    256    216    171    113     42      0

Senior Bond Debt Outstanding BOP        397    219    206    206    206    206    206    206    206    206    206    206    206
Repayment from TXU-E Recovery           (79)   (13)     0      0      0      0      0      0      0      0      0      0      0
Converted to Tranche C                  (99)     0      0      0      0      0      0      0      0      0      0      0      0
Principal Repaid                          0      0      0      0      0      0      0      0      0      0      0      0     (6)
                                     ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bond Debt Outstanding EOP        219    206    206    206    206    206    206    206    206    206    206    206    199

Senior Bank Debt Interest               (36)   (32)   (32)   (33)   (33)   (32)   (30)   (25)   (20)   (17)   (13)    (8)    (2)
Senior Bond Debt Interest               (16)   (16)   (16)   (17)   (17)   (17)   (17)   (19)   (19)   (19)   (19)   (19)   (19)
                                     ------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Interest                         (52)   (48)   (48)   (50)   (50)   (49)   (47)   (44)   (39)   (36)   (32)   (27)   (21)

((pound)mm unless otherwise stated)   2016   2017   2018   2019   2020   2021   2022   2023   2024   2025
Cash available for Debt Service        115    120    112    116    115    131    133    130    127    134

Senior Debt Interest                    18     16     15     13     11      9      7      5      4      2
Senior Debt Principal Repayment         16     18     20     23     22     19     18     19     21     23
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Total Senior Debt Service               33     34     34     35     32     28     25     25     25     25

ADSCR                                 3.43   3.54   3.25   3.27   3.53   4.64   5.22   5.27   5.07   5.34

Cash Flow after Senior Debt Service     81     86     77     80     82    103    107    106    102    109
Cash From/(To) DSRA                     16    (10)     5     (2)     5    (10)    (2)     3      5     (3)
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Flow after DSRA Flow               98     76     82     79     87     92    106    108    106    106

Cash Flow Shortfall                      0      0      0      0      0      0      0      0      0      0
Cumulative Cash Flow Shortfall          (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)    (0)

Senior Debt BOP                        199    184    166    147    124    102     83     64     45     23

Senior Bank Debt EOP                     0      0      0      0      0      0      0      0      0      0
Senior Bond Debt EOP                   184    166    147    124    102     83     64     45     23      0
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Debt EOP                        184    166    147    124    102     83     64     45     23      0

DSRA BOP                                39     22     32     27     29     24     34     36     33     28
Cash To/(From) DRSA                    (16)    10     (5)     2     (5)    10      2     (3)    (5)     3
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
DSRA EOP                                22     32     27     29     24     34     36     33     28     31

Senior Bank Debt Outstanding BOP         0      0      0      0      0      0      0      0      0      0
Repayment from TXU-E Recovery            0      0      0      0      0      0      0      0      0      0
Converted to Tranche C                   0      0      0      0      0      0      0      0      0      0
Principal Repaid                         0      0      0      0      0      0      0      0      0      0
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bank Debt Outstanding EOP         0      0      0      0      0      0      0      0      0      0

Senior Bond Debt Outstanding BOP       199    184    166    147    124    102     83     64     45     23
Repayment from TXU-E Recovery            0      0      0      0      0      0      0      0      0      0
Converted to Tranche C                   0      0      0      0      0      0      0      0      0      0
Principal Repaid                       (16)   (18)   (20)   (23)   (22)   (19)   (18)   (19)   (21)   (23)
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Bond Debt Outstanding EOP       184    166    147    124    102     83     64     45     23      0

Senior Bank Debt Interest                0      0      0      0      0      0      0      0      0      0
Senior Bond Debt Interest              (18)   (16)   (15)   (13)   (11)    (9)    (7)    (5)    (4)    (2)
                                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Senior Interest                        (18)   (16)   (15)   (13)   (11)    (9)    (7)    (5)    (4)    (2)

o The projected operating cash flow in 2003 and 2004 is insufficient to meet the senior debt service (interest only), with the DSRA being drawn down by a cumulative (pound)32m over these years

o From 2006 onwards the projected cash available for debt service improves significantly, with the ADSCR averaging 1.74x from 2006 to 2015, and 4.26x from 2016 to 2025

Summary Cash Flows                                                     Section 3


Basic Assumptions - AES Drax House Base Case

     o    Current forward curve establishes pricing through 2005.

     o    New entry prices is achieved in 2008 and held constant thereafter.

     o    Prices after 2005 gradually increase to new entry.

     o AESD Drax is dispatched at its variable cost against a monthly curve consistent with forward shaping and volatility using an option pricing model.

     o Resulting load factors are the delta derived from the option pricing model for each month.


Basic Assumptions - AES Drax House Low Case

     o    Historic low forward curve establishes pricing through 2004.

     o    New entry prices is achieved in 2011 and held constant thereafter.

     o    Prices after 2004 gradually increase to new entry.

     o AESD Drax is dispatched at its variable cost against a monthly curve consistent with forward shaping and volatility using an option pricing model.

     o Resulting load factors are the delta derived from the option pricing model for each month.

Summary Cash Flows                                                    Section 3


Comparison of AES cases to the ILEX Revised Base Case

     o Baseload pricing for 2003 and 2004 are to some extent below current forward pricing and more consistent with the AES Drax House Low Case.

     o Baseload pricing for 2005 and 2006 is consistent with AES Drax House Base Case.

     o Baseload pricing approaches new entry costs in roughly 2007 or 2008, again consistent with the AES Drax House Base Case.

     o 2009 and beyond ILEX baseload pricing is approximately (pound)1/MWh lower than the AES Drax House Base Case. The resulting impact of an ILEX baseload price in the AESD option model would result in approximately (pound)25M less cash available for debt service annually.

     o ILEX load factors from 2007 forward are significantly lower than either AES Drax House Base Case or Low Case.

Summary Cash Flows                                                    Section 3


Critique of ILEX Load Factors: The ILEX Revised Base Case appears to be illogical and does not provide a reasonable basis upon which to calculate cash available for debt service

     o Load factors appear to be constrained downward for reasons other than price given that baseload pricing combined with a much higher load factor would result in significantly greater margin and revenue.

     o Rational dispatch decisions consistent with sound economic theory would result in notably higher load factors, margins, and revenue than the ILEX Revised Base Case supports.

     o Operational or environmental restrictions on load factor appear doubtful since the ILEX upside case has considerably higher load factors than the ILEX Revised Base Case.

Impact of ILEX Load Factors

     o The reduced load factors forecast by ILEX imply foregone sales, at average prices imputed from their base load price and Capture price, and an annual reduction in cash available for debt services from 2007 and beyond of approximately (pound)50M.

Total annual impact of ILEX lower new entry price and lower load factors result in an annual reduction of cash available for debt service of (pound)75M for the period 2007 and beyond.


Draxnotes that the initial ILEX report was withdrawn and the ILEX revised report is not yet available and therefore it is difficult for Drax to understand the rationale behind both the ILEX Revised Base Case and the ILEX upside case.


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


Important Notice

This Restructuring Proposal has been prepared by AES Drax (sometimes referred to herein as "Drax") for delivery to the Senior Creditors Committees ("Committees") pursuant to Clause 9.3 of the Standstill Agreement between, inter alios, AES Drax and the members of the Committees dated 13 December 2003. This Restructuring Proposal should be read in conjunction with the Business Plan delivered to the Committees on 28 February 2003.

The Restructuring Proposal has been delivered to the Committees upon the express understanding that each member of the Committees will use it only for the purpose of evaluating the proposed financial restructuring of AES Drax. Accordingly, this document must not be copied, reproduced, distributed or passed to any other person (other than the professional advisers of the members of the Committees who are bound by duties of professional confidentiality) at any time without the prior written consent of AES Drax.

The information contained in this Restructuring Proposal is not intended to form the basis of any investment, lending, credit, taxation, legal or other evaluation by any member of the Committees. This Restructuring Proposal does not constitute an invitation or recommendation to lend or invest, or to continue to lend or invest, in AES Drax. Each member of the Committees should make its own independent assessment of, and investigation into the risks attaching to, an investment or lending to AES Drax and the financial condition, creditworthiness, status, nature and affairs of AES Drax and its affiliates and all other matters the Committees member considers appropriate, and it should determine whether to lend or invest, or to continue to lend or invest, in AES Drax upon the basis of such independent assessment.

No representation, warranty or undertaking of any kind, express or implied, is made or given, or responsibility or liability of any kind accepted or assumed, by AES Drax or its affiliates with respect to the accuracy, reliability, adequacy, completeness or reasonableness of any information contained or referred to in the Restructuring Proposal or any assumption, projection, forecast, budget or statement of opinion contained in the Restructuring Proposal and no representation or warranty of any kind, express or implied, is made by AES Drax or any of its affiliates that any such information, assumption, projection, forecast, budget or statement of opinion contained in the Restructuring Proposal will remain unchanged after the date of the Restructuring Proposal.

In this section, "affiliates" means in relation to any person, its holding companies, companies, companies under its holding companies, its subsidiaries and its and their respective directors, officers, employees, agents and advisers.


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